# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bank of Nova Scotia, CIK 0000009631
CUSIP: 064149107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1709 Hollis Street, 6th Floor, Halifax, Nova Scotia Canada (A5), B3J 3B7
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-001420
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 39,593,698; shared voting power 458,350; sole dispositive power 40,186,629; shared dispositive power 458,350; aggregate amount beneficially owned 40,644,979 (3.27% of the class); the aggregate amount excludes certain shares
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 38,911,703; shared voting power 458,350; sole dispositive power 39,014,646; shared dispositive power 458,350; aggregate amount beneficially owned 39,472,996 (3.17% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 34,962,955; shared voting power 246,370; sole dispositive power 35,065,898; shared dispositive power 246,370; aggregate amount beneficially owned 35,312,268 (2.84% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 102,943; shared dispositive power 0; aggregate amount beneficially owned 102,943 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,663,030; shared voting power 0; sole dispositive power 2,663,030; shared dispositive power 0; aggregate amount beneficially owned 2,663,030 (0.21% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 24,549,841; shared voting power 0; sole dispositive power 24,549,841; shared dispositive power 0; aggregate amount beneficially owned 24,549,841 (1.97% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,948,748; shared voting power 211,980; sole dispositive power 3,948,748; shared dispositive power 211,980; aggregate amount beneficially owned 4,160,728 (0.33% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,825; shared voting power 0; sole dispositive power 3,804; shared dispositive power 0; aggregate amount beneficially owned 3,804 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 1,825; shared voting power 0; sole dispositive power 1,912; shared dispositive power 0; aggregate amount beneficially owned 1,912 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 1,892; shared dispositive power 0; aggregate amount beneficially owned 1,892 (0% of the class)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: type of reporting person: bank (BK); citizenship or place of organization: Ireland (L2); sole voting power 658,999; shared voting power 0; sole dispositive power 658,999; shared dispositive power 0; aggregate amount beneficially owned 658,999 (0% of the class)

## Item 1. Issuer
Name of issuer: Bank of Nova Scotia
Address of issuer's principal executive offices:
1709 Hollis Street, 6th Floor, Halifax, NOVA SCOTIA, CANADA
B3J 3B7

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - IRELAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 40,644,979
Percent of class: 3.27
Sole power to vote or to direct the vote:
Bank of Montreal - 39,593,698

BANK OF MONTREAL HOLDING INC. - 38,911,703

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 34,962,955

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,663,030

BMO ASSET MANAGEMENT INC. - 24,549,841

BMO NESBITT BURNS INC. - 3,948,748

BMO FINANCIAL CORP. - 1,825

BMO BANK N.A. - 1,825

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 658,999
Shared power to vote or to direct the vote:
Bank of Montreal - 458,350

BANK OF MONTREAL HOLDING INC. - 458,350

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 246,370

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 211,980

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 40,186,629

BANK OF MONTREAL HOLDING INC. - 39,014,646

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 35,065,898

BMO NESBITT BURNS SECURITIES LTD. - 102,943

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,663,030

BMO ASSET MANAGEMENT INC. - 24,549,841

BMO NESBITT BURNS INC. - 3,948,748

BMO FINANCIAL CORP. - 3,804

BMO BANK N.A. - 1,912

BMO FAMILY OFFICE, LLC - 1,892

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 658,999
Shared power to dispose or to direct the disposition:
Bank of Montreal - 458,350

BANK OF MONTREAL HOLDING INC. - 458,350

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 246,370

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 211,980

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain of the securities reported herein are held in the ordinary course of business of the Reporting Person acting as prime broker on behalf of certain clients who have the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)